Exhibit 19
GRACO INC.
INSIDER TRADING POLICY

and Guidelines with Respect to
Certain Transactions in Company Securities
_______________

Federal and state securities laws prohibit individuals from trading in the securities of a company while they are aware of material information about that company that is not generally known or available to the public. Such trading is often referred to as “insider trading.” The purpose of this Insider Trading Policy of Graco Inc. (“Graco” or the “Company”) is to prevent insider trading or allegations of insider trading, and to protect Graco’s reputation for integrity and ethical conduct.

I. Applicability of Policy

A. Material Nonpublic Information means material information (described below) that has either not been disclosed to the public generally, or has been disclosed so recently that sufficient time has not yet passed to allow the information to become widely available among investors and the financial community.

B. Material Information means information about a company that would be expected to affect the investment decision of a reasonable investor, or information that could reasonably be expected to have an effect on the price of that company’s securities. Examples of what might be considered material information are listed later in this Policy.

C. Covered Individuals. This Policy applies to:

1. Graco Personnel. All directors, officers and employees of Graco and its subsidiaries (“Graco personnel”).

2. Consultants and Advisors. All consultants and advisors to Graco whose work for Graco brings them into contact with material nonpublic information and who have been advised by Graco that they are subject to this Policy (“Graco Consultants”).

3. Related Parties. The following “Related Parties”:

a.Any members of the immediate family of Graco personnel or Graco Consultants and others sharing a home with, or who are economically dependent upon, Graco Personnel or Graco Consultants; and
b.Any other person or entity, including a trust, corporation, partnership or other association, whose transactions in Graco securities are directed, controlled or influenced by Graco Personnel or Graco Consultants.

The individuals and entities described in paragraphs C.1, C.2 and C.3 are referred to as “Covered Persons.”

D. Covered Transactions. The securities trading that this Policy covers includes all transactions in common stock, options to acquire common stock and any other securities the Company may issue from time to time, such as preferred stock, warrants and convertible debentures, and purchases and sales of derivative securities relating to the Company’s stock, whether or not issued by the Company, such as exchange-traded options. Transactions include not only buying and selling, but also an option exercise and any other change in ownership, except pursuant to the following exceptions:

1. Stock Option Exercises. The Policy’s trading restrictions do not apply to the purchase of Graco stock through the exercise of Company granted stock options through a cash exercise, “stock swap” or “net exercise” method. The trading restrictions do apply to any subsequent sale of Graco stock acquired through an option exercise (including through a broker-assisted cashless exercise transaction).

2. Employee Stock Purchase Plan. The Policy’s trading restrictions do not apply to purchases of Graco stock through periodic payroll contributions to the Employee Stock Purchase Plan (ESPP). The trading restrictions do apply to any subsequent sale of Graco stock acquired through the ESPP.

3. Forfeiture of Shares to Cover Tax Withholding. The Policy’s trading restrictions do not apply to shares withheld by Graco upon vesting or exercise of equity awards to cover the required tax withholding.

4. Dividend Reinvestment Plan. The Policy’s trading restrictions do not apply to purchases of Graco stock through the automatic reinvestment of dividends pursuant to a dividend reinvestment plan (DRIP). The trading restrictions do apply to any subsequent sale of Graco stock acquired through a DRIP.

5. Bona Fide Gifts. The Policy’s trading restrictions do not apply to bona fide gifts of Graco securities if the gift is made to a Covered Person subject to the same provisions of this Policy as apply to the person making the gift or the person making the gift has a reasonable basis for believing that the recipient of the gift will not sell the securities during a restriction existing at the time of the gift that precludes the person making the gift from trading pursuant to the terms of this Policy.

E. Policies Also Apply to Securities of Certain Other Companies. In the course of your service to the Company, you may receive material nonpublic information regarding other companies, such as our customers, suppliers, strategic partners, competitors or merger or acquisition targets. This Policy applies to disclosure of information and trading in securities of such other companies as set forth below.

F. Transactions by the Company. From time to time, the Company may engage in transactions in its own securities, including repurchase its shares in the open market. It is the Company’s policy that any transactions by the Company will comply with the applicable laws with respect to insider trading.

G. Obligations After Cessation of Service to the Company. If a person subject to this Policy ceases to be a Covered Person when the person is aware of material nonpublic information about the Company, the applicable provisions of this Policy will continue to apply to such person until that information becomes public or is no longer material. Accordingly, certain provisions of this Policy, including any trading windows in effect at the time of separation, may continue to apply after ceasing to be a Covered Person, based on the circumstances at the time of separation.

II. Statement of Policy

Insider trading involves trading at any time when the person making the purchase or sale is aware of material nonpublic information regarding the company whose securities are being traded. If you have a doubt or question about whether you are aware of material nonpublic information concerning Graco or another company, you should contact Graco’s General Counsel.

A. No Trading on Material Nonpublic Information

1. Graco Securities. If you are a Covered Person, you must not purchase, sell or otherwise transact in any Graco securities, or otherwise advise or assist any third-party trading Graco securities, while you are aware of material nonpublic information regarding Graco.

2. Other Companies’ Securities. If you are a Covered Person and you obtain material nonpublic information about any other publicly held company as a result of your work on behalf of Graco, you must not purchase, sell or otherwise transact in that company’s securities, nor should you advise or assist any third-party trading in that company’s securities.

B. No Disclosure to Others Who Might Trade. If you are a Covered Person, you must not communicate material nonpublic information to any person who does not need that information for a legitimate business purpose, or recommend to anyone the purchase, sale or other trade of securities when you are aware of material nonpublic information about the company involved. This practice, known as “tipping,” also violates the securities laws and can result in the same civil and criminal penalties that apply to insider trading, even though you did not actually trade and did not benefit from another’s trading.

C. Protect Material Nonpublic Information. In order to reduce the possibility that material nonpublic information will be inadvertently disclosed:

•You must treat material nonpublic information as confidential, exercise the utmost caution in preserving the confidentiality of that information, and should not discuss it with any other person who does not need to know it for a legitimate business purpose.

•You should refrain from discussing material nonpublic information relating to Graco or any public company in public places where such discussions can be overheard.

•If you become aware of any leak of material nonpublic information, whether inadvertent or otherwise, you should report the leak immediately to Graco’s General Counsel.

D. Specific Material Developments. From time to time, material developments known only to a limited number of Graco personnel may occur and cause Graco to impose additional restrictions on trading on an appropriate group of Graco personnel. You will be notified if you become part of such a group, and you should not disclose to others the fact that you have been so notified and that restrictions on trading have been imposed.

E. No Speculative Trading, Including Hedging, Pledging and Short Sales. Covered Persons are prohibited from:

•entering into any transactions that “hedge” the value of Graco securities, such as prepaid variable forward contracts, equity swaps, collars and exchange funds (other than broad-based index funds). Hedging transactions are those that are intended to offset any decrease in the value of Graco securities you beneficially own;

•pledging Graco securities as collateral for a loan or holding them in a margin account; and

•engaging in short sales of Graco securities (selling securities not owned at the time of sale).

III. Material Nonpublic Information

There are various categories of information that are particularly sensitive and, as a general rule, would often be considered material and should be analyzed carefully (including in consultation with Graco’s General Counsel, as appropriate). Examples of such information include:

•Financial results or financial condition
•Projections of future earnings or losses
•News of a pending or proposed merger, divestiture, or acquisition
•Default under a significant financing arrangement, or financial liquidity problems
•Gain or loss of a material customer or vendor relationship
•Significant product or pricing announcements
•New equity or debt offerings
•Significant litigation or regulatory exposure
•Major management changes or changes in control of the company
•Major restructuring actions or asset impairments
•Major events regarding a company’s securities (such as defaults, redemptions, stock splits, repurchase plans, changes in dividends)
•Significant cybersecurity risks and incidents

Information that has not been disclosed to the public is generally considered to be nonpublic information. In order for information to be disclosed to the public, the information must be widely disseminated, such as through issuance of a press release or disclosure in a Securities and Exchange Commission (“SEC”) filing, such as a Form 10-K, Form 10-Q or Form 8-K. Information disclosed on a conference call or webcast that was announced in advance and publicly accessible is also considered publicly available. However, a presentation to a select audience, a posting on the Internet or social media, or an article in a limited-distribution magazine generally do not qualify as full disclosure. Full public disclosure means that the securities markets have had the opportunity to digest the news. Generally, one full trading day following the day of public release is regarded as sufficient for dissemination and interpretation of material information.

IV. Additional Restrictions on Access Persons

If you are an Access Person (members of the Board of Directors of Graco, Section 16 officers of Graco and other officers and key employees of Graco and its subsidiaries who have been designated as Access Persons by the General Counsel), you are subject to additional restrictions on trading Graco securities as set forth in this Section IV. These additional restrictions are intended to help prevent inadvertent violations of federal securities laws, to avoid even the appearance of impermissible insider trading, and to facilitate compliance with certain legal requirements not applicable to Graco personnel generally. Graco may also, from time to time, impose on all or an appropriate group of Covered Persons additional restrictions on trading Graco securities when circumstances warrant. These additional restrictions will be communicated by the General Counsel.

A. Persons Covered.

1. Directors and Section 16 Officers. All provisions of this Section IV apply to the members of the Board of Directors and officers of Graco who are subject to Section 16 of the Securities Exchange Act of 1934 (referred to herein as “Section 16 Persons”).

2. Other Officers and Key Employees. Designated provisions of this Section IV apply to the other officers of Graco and to designated key employees. These other officers and key employees, whose duties cause them to regularly have access to material nonpublic information about Graco, will be notified by the General Counsel that they are subject to the provisions of this Section IV.

The individuals and entities described in paragraphs A.1 and A.2 above are collectively referred to as “Access Persons.”

B. Blackout Periods for all Access Persons. If you are an Access Person, you may not purchase, sell or otherwise transact in Graco securities during the period beginning two full trading weeks before quarter end for Q1, Q2 and Q3, and 21 days before quarter end for Q4, and continuing through one full trading day following the public release of Graco’s financial results for that fiscal quarter. If an Access Person wishes to trade outside of a blackout period, the person may do so only if he or she is not then aware of any material nonpublic information and if he or she has first complied with the notification and pre-clearance procedures described below. The safest period for trading in Graco securities is generally the first week or two after the quarterly trading window opens, assuming the absence of other material nonpublic information.

C. Required Preclearance of Trades

1. Notices of Intended Transaction and Requests for Approval. If you are an Access Person, you may not engage in any transaction involving Graco securities without first obtaining pre-clearance of that transaction from the Company’s General Counsel. Notwithstanding the foregoing, pre-clearance is not required for (i) purchases of Graco stock through periodic payroll contributions to the Employee Stock Purchase Plan (ESPP), or (ii) purchases of Graco stock through the automatic reinvestment of dividends pursuant to a dividend reinvestment plan (DRIP)). Prior to initiating any transaction in Graco securities, you must deliver to the General Counsel a written notice describing any intended transaction in Graco securities by you during a permitted trading period. Notices of intended transactions and requests for approval may be delivered by e-mail to the General Counsel.

2. Clearance to Proceed with a Transaction. Clearance in response to a written request for approval will generally be valid for one (1) week, unless an earlier deadline is imposed by the General Counsel. To avoid signalizing to others that something material and nonpublic may be happening with respect to Graco, you should keep your preclearance response confidential. It will be easier to maintain confidentiality if you go through the preclearance procedures prior to discussing a proposed transaction with others (including your broker). A favorable response to a transaction request from the General Counsel should not be interpreted as approval by Graco of the advisability of the proposed transaction or of its compliance with applicable policies, laws or regulations. It is your responsibility to determine whether a contemplated transaction is within the scope of these restrictions. In any event, you should not effect the proposed transaction if you are, in fact, aware of material nonpublic information about Graco.

D. Exceptions for Approved 10b5-1 Plans. Transactions by Access Persons in Graco securities that are executed pursuant to a contract, instruction or plan adopted in accordance with Rule 10b5-1 (a “10b5-1 Plan”) that is approved in advance by the General Counsel are not subject to prohibition on trading on the basis of material nonpublic information or the restrictions in this Section IV relating to the pre-clearance approval process or window periods. Rule 10b5-1 provides an affirmative defense from insider trading liability under the federal securities laws for trading plans that meet certain requirements, including those set forth on Exhibit A.

V. Disciplinary Action and Potential Civil and Criminal Penalties

In addition to potential civil and criminal penalties for violating insider trading laws, Graco personnel who fail to comply with this Policy will be subject to appropriate disciplinary action, up to and including termination of employment for cause.

VI. Compliance Procedures

A copy of the current version of the Policy will be available on the Company’s intranet. The Company provides training on the Policy and applicable insider trading laws to Graco Personnel from time to time, and Graco Personnel are required to attend all trainings assigned to them. The Company will distribute reminders about the specific dates of quarterly trading windows to all Access Persons. A copy of the current version of the Policy and the quarter trading window calendar may also be requested from the General Counsel.

VII. Inquiries

Inquiries regarding any of the provisions or procedures of this Insider Trading Policy should be directed to the General Counsel.

EXHIBIT A

Guidelines for Rule 10b5-1 Plans

The following guidelines apply to all Rule 10b5-1 Plans entered into by Covered Persons:

•Covered Persons may not enter into or modify a Rule 10b5-1 Plan when the Trading Window is closed or while otherwise aware of Material Nonpublic Information.

•For Section 16 Persons, no transaction may take place under a Rule 10b5-1 Plan until expiration of a cooling-off period consisting of the later of (i) 90 days after adoption or modification (e.g., a change in the amount, price or timing) of the Rule 10b5-1 Plan or (ii) two business days following the disclosure of the Company’s financial results in a Form 10-Q or Form 10-K for the fiscal quarter (the Company’s fourth fiscal quarter in the case of a Form 10-K) in which the Rule 10b5-1 Plan was adopted or modified, but in any event, this required cooling-off period is subject to a maximum of 120 days after adoption or modification of the Rule 10b5-1 Plan.

•For Access Persons who are not Section 16 Persons, no transaction may take place under a Rule 10b5-1 Plan until the expiration of a cooling-off period that is 30 days following the adoption or modification of a Rule 10b5-1 Plan.

•Subject to certain limited exceptions specified in Rule 10b5-1, a Covered Person may not have more than one Rule 10b5-1 Plan in effect at any same time.

•Subject to certain limited exceptions specified in Rule 10b5-1, a Covered Person may only enter into a Rule 10b5-1 Plan that is designed to effect an open market purchase or sale of the total amount of securities subject to the Rule 10b5-1 Plan as a single transaction (a “single-transaction plan”) if the Covered Person has not entered into a “single-transaction plan” in the prior 12 months.

•The Covered Person must act in good faith with respect to a Rule 10b5-1 Plan. A Rule 10b5-1 Plan cannot be entered into as part of a plan or scheme to evade the prohibitions of Rule 10b-5.

•Section 16 Persons must include a representation in the Rule 10b5-1 Plan that (i) the person is not aware of material nonpublic information about the Company or Company securities and (ii) the person is adopting the plan in good faith and not as part of plan or scheme to evade the prohibitions of Rule 10b-5.

The Company and the Section 16 Persons must make certain disclosures in SEC filings concerning Rule 10b5-1 Plans. Accordingly, such directors and officers must provide any information requested by the Company regarding Rule 10b5-1 Plans for the purpose of providing the required disclosures or any other disclosures that the Company deems to be appropriate under the circumstances.